UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 13, 2014

Mandalay Digital Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-35958	22-2267658
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2811 Cahuenga Blvd. West, Los Angeles, CA	90068
(Address of Principal Executive Offices)	(Zip Code)

(323) 472-5461

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On November 13, 2014, Mandalay Digital Group, Inc. (the “Company” or “Mandalay Digital”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DTM Merger Sub, Inc., a newly-formed wholly-owned subsidiary of the Company (“Merger Sub”), Appia, Inc. (“Appia”), and Shareholder Representative Services LLC, as the stockholder representative, pursuant to which Merger Sub will merge with and into Appia on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), with Appia surviving as a wholly-owned subsidiary of Mandalay Digital and its name being changed to Digital Turbine Media, Inc. The Merger is expected to close in the first quarter of calendar 2015.

At the effective time of the Merger (the “Effective Time”), on the terms and subject to the conditions set forth in the Merger Agreement, all of the equity securities of Appia outstanding immediately prior to the Effective Time (including outstanding stock options, which will be assumed by the Company), other than Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive a number of shares (or, in the case of stock options being assumed, stock options) of Mandalay Digital common stock, $0.01 par value per share, equal to $100 million less Appia’s net debt and transaction expenses at the time of closing (subject to customary working capital adjustments), at a $4.50 price per share. Based on Appia’s estimated net debt and transaction expenses at closing, Mandalay Digital expects to issue approximately 19 million shares of common stock (including shares underlying assumed stock options) (the “Merger Shares”), which would represent approximately 33% of the Company’s outstanding shares of common stock as of November 12, 2014 (after giving effect to such issuance). The Merger Agreement does not provide for an adjustment in the aggregate number of shares of Mandalay Digital common stock or options to be issued by Mandalay Digital to Appia’s security holders in the acquisition in the event of fluctuations in the market value of Mandalay Digital’s common stock up through the closing date. The Company will deposit one million of the Merger Shares into an escrow account to cover indemnification claims by the Company pursuant to the terms of the Merger Agreement, which shares will be released one year after the closing, subject to any then pending claims.

Upon consummation of the Merger, Mandalay Digital will also guarantee Appia’s existing indebtedness, which is currently approximately $10.0 million. Upon consummation, and as a condition to the closing, of the Merger, Appia will enter into an amended loan agreement with its current senior lender, Silicon Valley Bank (the “SVB Debt”), and a securities purchase agreement with the Company and North Atlantic SBIC IV, L.P. (“North Atlantic”) pursuant to which Appia will issue to North Atlantic a subordinated debenture in the aggregate principal amount of $8.0 million (“North Atlantic Debt”). Upon consummation of the Merger, the Company will issue a secured guaranty of each of the SVB Debt and North Atlantic Debt whereby the Company will guaranty all of Appia’s obligations in connection with such indebtedness and pledge substantially all of its assets, including its intellectual property. The secured guarantees will contain cross-default provisions and covenants, among others, limiting the Company’s ability to undergo a change of control, incur indebtedness, grant liens, make dividends in cash and other customary covenants. The Company will also issue to North Atlantic 200,000 shares of its common stock and a common stock warrant to purchase 400,000 shares of its common stock at an exercise price of $0.01 per share exercisable for 10 years; provided that the warrant is not exercisable until the one year anniversary of the closing date of the Merger and will terminate if the Company repays the North Atlantic Debt prior to such one year anniversary.

All of Appia’s stockholders will be subject to lock up agreements with respect to the Merger Shares they receive, which lock up will lapse 33% at each of the six, nine and 12 month anniversaries of the closing date. Following the Effective Time of the Merger and subject to the conditions in the Merger Agreement, Mandalay Digital will increase the size of its board of directors and appoint two new members to the board of directors that are designated by Appia and are reasonably acceptable to Mandalay Digital’s board of directors.

The Merger Agreement contains customary representations, warranties, covenants, and agreements of the parties thereto, and completion of the transaction is subject to customary closing conditions, including, among others, (i) approval of the issuance of the Merger Shares by the Company stockholders pursuant to rules of The Nasdaq Stock Market, LLC, (ii) approval of the Merger by the Appia stockholders, (iii) not more than 5% of the Appia stockholders have exercised dissenters’ rights, (iv) the execution of certain ancillary agreements, (v) all required consents and approvals necessary to consummate the Merger having been obtained, (vi) the effectiveness of the registration statement on Form S-4 to be filed by the Company for purposes of registering the Merger Shares, (v) no injunction or proceeding by a government entity seeking to restrain or prohibit consummation of the Merger, (vi) no material adverse changes of Appia, (vii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers), and (viii) Appia having entered into restated financing arrangements with its lenders. Furthermore, Appia’s net debt (including transaction expenses) may not exceed $13.75 million, $14.5 and $15 million if the closing is on or before January 31, 2015, after January 31, 2015 and before February 28, 2015 or after February 28, 2015, respectively.

The Merger Agreement contains certain provisions giving Mandalay Digital and Appia the right to terminate the Merger Agreement under certain circumstances. Upon termination of the Merger Agreement by Appia based upon an intentional and willful material breach by Mandalay Digital of a representation, warranty, condition or covenant or the failure of Mandalay Digital stockholders to approve the Merger Agreement (if all other conditions to Mandalay Digital’s obligation to consummate the merger are satisfied), then Mandalay Digital will be required to pay Appia a termination fee of $1.0 million and reimburse Appia for expenses of $500,000 (unless Appia elects to instead pursue other remedies in the case of a termination by Appia based upon an intentional and willful material breach by Mandalay Digital).

The foregoing is a summary only and does not purport to be a complete description of all of the terms, provisions, covenants, and agreements contained in the Merger Agreement, and is subject to and qualified in its entirety by reference to the Merger Agreement which will be filed with the Securities and Exchange Commission (“SEC”) in an amendment to this Current Report on Form 8-K.

Support Agreement

On November 13, 2014, in connection with the execution of the Merger Agreement, certain Company stockholders (the “Supporting Stockholders”) have entered into a Support Agreement with the Company and Merger Sub (the “Support Agreement”), pursuant to which they have agreed to execute and return consents with respect to their shares of Appia capital stock adopting and approving the Merger Agreement and the transactions contemplated thereby. In addition, the Supporting Stockholders have agreed, among other things, to vote all of their shares of Appia in favor of the approval of the Merger pursuant to the Merger Agreement and the other transactions contemplated thereby, to vote against any action that would reasonably likely result in a material breach of Appia under the Merger Agreement, and to vote against any alternative transactions. The Support Agreement also generally prohibits the Supporting Stockholders from transferring their shares prior to the consummation of the Merger. The Support Agreement will terminate upon the termination of the Merger Agreement in accordance with its terms. The support agreement provides for a sufficient number of consents to be executed and delivered to adopt the Merger Agreement and approve and the transactions contemplated thereby under Delaware law and Appia’s organizational documents.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, which will be filed with the SEC in an amendment to this Current Report on Form 8-K.

Item 2.02	Results of Operations and Financial Condition

On November 13, 2014, the Company issued a press release announcing the results of its operations for the second quarter of our fiscal year 2015. The text of that announcement is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. On the same date, the Company is holding an earnings conference call, the recording of which will be available on its website.

This Form 8-K contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors and risks discussed from time to time in our SEC filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release.

Item 5.02	Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Arrangements of Certain Officers

As discussed in page 8 of the investor presentation referred to in Item 7.01 of this Current Report on form 8-K, the Company anticipates changes to its Board of Directors upon the consummation of the Merger. Such information is incorporated herein by this reference.

Item 7.01	Regulation FD Disclosure.

On November 13, 2014, the Company issued a press release announcing the entry into the Merger Agreement. In addition, the Company prepared an investor presentation with respect to the Merger. A copy of the press release and investor presentation is furnished as Exhibit 99.2 and Exhibit 99.3, respectively, to this Current Report on Form 8-K and is incorporated herein by reference.

The information reported in Items 2.02 and 7.01 shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in Items 2.02 and 7.01, including Exhibits 99.1, 99.2 and 99.3 attached hereto, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act regardless of any general incorporation language in such filing.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements in this news release that are not statements of historical fact and that concern future results from operations, financial position, economic conditions, product releases, revenue and product synergies, cost savings, product or competitive enhancements and any other statement that may be construed as a prediction of future performance or events, including that Appia’s technology will enhance Mandalay Digital’s existing products or foster new technology innovation, perceived benefits from the business combination to the surviving company, or that the acquisition will result in increased revenue, cost savings and better competitive position, or that Mandalay Digital will successfully integrate Appia’s technology, are forward-looking statements that speak only as of the date made and which involve known and unknown risks, uncertainties and other factors which may, should one or more of these risks uncertainties or other factors materialize, cause actual results to differ materially from those expressed or implied by such statements. These factors include the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the merger within the expected time period or at all, including due to the failure to obtain stockholder approval, or the failure to satisfy other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on the Mandalay’s or Appia’s relationships with their respective customers, lenders, operating results and businesses generally; material adverse changes in Mandalay Digital’s or Appia’s operations or financial results prior to closing; the ability to expand the combined company’s global reach, accelerate growth and create a scalable, low-capex business model that drives EBITDA; failure to realize anticipated operational efficiencies, revenue (including projected revenue) and cost synergies and resulting revenue growth, EBITDA and free cash flow conversion if the merger is consummated; the ability to achieve internal strategic forecasts; inability to refinance the assumed Appia debt subsequent to the closing or to refinance the debt on favorable terms; unforeseen challenges related to relationships with operators, publishers and advertisers and expanding and maintaining those relationships; the ability to execute upon, and realize any benefits from, potential value creation opportunities through strategic relationships in the future or at all, including the ability to leverage advertising opportunities effectively and increase revenue streams for carriers; unforeseen difficulties preventing rapid integration of Appia’s app-install infrastructure into Digital Turbine’s existing platform; the inherent and deal specific challenges in converting discussions with carriers into actual contractual relationships; the Company’s ability as a smaller company to manage international, and as a result of the proposed merger, larger operations, varying and often unpredictable levels of orders, the challenges inherent in technology development necessary to maintain the Company’s competitive advantage; the potential for unforeseen or underestimated cash requirements necessary to enable the transaction synergies to be realized, and other risks including those described from time to time in Mandalay Digital Group’s filings on Forms 10-K and 10-Q with the SEC, press releases and other communications. You should not place undue reliance on these forward-looking statements. The company does not undertake to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Mandalay Digital intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement and a prospectus. The definitive proxy statement/prospectus will contain important information about the proposed transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement (when available) and other documents filed by Mandalay Digital with the SEC at the SEC’s web site at www.sec.gov. These documents may be accessed and downloaded for free at Mandalay Digital’s website at www.mandalaydigital.com, or requested from Mandalay Digital by mail at 2811 Cahuenga Boulevard West, Los Angeles, CA 90068, or by directing a request to MacKenzie Partners, Inc., 105, Madison Avenue, New York, New York, 10016; (212) 929-5500; proxy@mackenziepartners.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Mandalay Digital. However, Mandalay Digital and its directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from Mandalay Digital’s stockholders in respect of the proposed transaction. Information regarding the directors and executive officers of Mandalay Digital may be found in its Form 10-K/A for the fiscal period ended March 31, 2014, which was filed with the SEC on July 29, 2014. Other information regarding the interests of those persons and other persons in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described in the preceding paragraph.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press release dated November 13, 2014 as issued by Mandalay Digital Group, Inc. announcing results of operations for the second quarter of its fiscal year 2015.

99.2	Press Release issued November 13, 2014 announcing execution of Agreement and Plan to Merger with Appia, Inc.

99.3	Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mandalay Digital Group, Inc.

Dated: November 13, 2014	By:	/s/ Andrew Schleimer
Andrew Schleimer Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated November 13, 2014 as issued by Mandalay Digital Group, Inc. announcing results of operations for the second quarter of its fiscal year 2015.

99.2	Press Release issued November 13, 2014 announcing execution of Agreement and Plan to Merger with Appia, Inc.

99.3	Investor Presentation.

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